UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-40543

Pop Culture Group Co., Ltd

3rd Floor, No. 168 Fengqi Road,

Jimei District, Xiamen City, Fujian Province

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Entry into Stock Purchase Agreement in Respect of Yi Caishen (Xiamen) Trading Co., Ltd.

On May 29, 2024, Pop Culture Group Co., Ltd, a Cayman Islands company (the “Company”), through its wholly owned subsidiary Pop Culture (HK) Holding Limited, a private company incorporated under the laws of Hong Kong Special Administrative Region (“Pop Culture HK”), entered into a stock purchase agreement (the “Stock Purchase Agreement”) with Shaorong Zheng, a current shareholder of Yi Caishen (Xiamen) Trading Co., Ltd., a limited liability company incorporated in China (the “Target Company”), with respect to the Target Company.

Pursuant to the Stock Purchase Agreement, Pop Culture HK agreed to acquire 98% of the equity interest in the Target Company (the “Target Equity”) from Shaorong Zheng. In consideration of the sale of the Target Equity, the Company agreed to issue to Shaorong Zheng 1,000,000 Class A ordinary shares, par value US$0.01 per share, of the Company with an aggregate value of $1,100,000. The parties agreed to close the transaction within 30 business days after May 29, 2024 or such other date as otherwise agreed by the two parties. The Stock Purchase Agreement contains other customary obligations and rights of the parties.

The foregoing description of the Stock Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Stock Purchase Agreement, which is filed as Exhibit 10.1 to this Form 6-K.

The Stock Purchase Agreement and the transactions contemplated thereby were approved and authorized by the board of directors of the Company on May 29, 2024.

This Form 6-K is hereby incorporated by reference into the registration statement on Form F-3 of the Company (File Number 333-266130), as amended, and into the base prospectus and the prospectus supplement outstanding under the foregoing registration statement, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Exhibit Index

Exhibit No.	Description
10.1	Stock Purchase Agreement by and between Pop Culture HK and Shaorong Zheng dated May 29, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pop Culture Group Co., Ltd

Date: June 12, 2024	By:	/s/ Zhuoqin Huang
	Name:	Zhuoqin Huang
	Title:	Chief Executive Officer

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